SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 6)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: SoftBank Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC, BK(1)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,205,665,088 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,205,665,088 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,205,665,088 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 80.50% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which Sprint Corporation (formerly known as “Starburst II, Inc.” and referred to herein as “New Sprint”) Class B Common Stock, par value $0.01 per share (“New Sprint Class B Common Stock”), held by Starburst I, Inc. (“Starburst I”) was reclassified into 3,076,525,523 shares of New Sprint common stock, par value $0.01 per share (the “New Sprint Common Stock”), (ii) the issuance by New Sprint to Starburst I of the New Sprint Warrant, dated July 10, 2013 (the “Warrant”), which is subject to anti-dilution adjustment, as described in the Warrant, (iii) purchases of New Sprint Common Stock made by Galaxy Investment Holdings, Inc. (“Galaxy”) pursuant to a Rule 10b-18 Purchase Agreement and in compliance with Rule 10b-18 under the Exchange Act (the “Rule 10b-18 Purchases”), and (iv) purchases of New Sprint Common Stock made by Galaxy pursuant to a written plan under Rule 10b5-1 of the Exchange Act and in compliance with Rule 10b-18 under the Exchange Act (the “Rule 10b5-1 Purchases” and together with the Rule 10b-18 Purchases, the “Galaxy Purchases”).
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, SoftBank Corp. (“SoftBank”), Starburst I and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, New Sprint and Starburst III, Inc., as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”), the Warrant, and the Galaxy Purchases.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2013 (and including shares of New Sprint Common Stock issuable upon exercise of the Warrant).

(1)	Name of reporting person: Starburst I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,131,105,447 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,131,105,447 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,131,105,447 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 78.63% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Exchange Act in which New Sprint Class B Common Stock held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock and (ii) the issuance of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Merger Agreement, the Warrant and the Galaxy Purchases. Starburst I expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Starburst I.
(3)	Percentage of class is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and including shares of New Sprint Common Stock issuable upon exercise of the Warrant).

(1)	Name of reporting person: Galaxy Investment Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 74,559,641 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 74,559,641 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 74,559,641 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 1.90% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects the Galaxy Purchases.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I, and Galaxy, the Merger Agreement, the Warrant, and the Galaxy Purchases. Galaxy expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Galaxy.
(3)	Percentage of class is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013.

EXPLANATORY NOTE

This Amendment No. 6 (this “Schedule 13D”) is being jointly filed on behalf of SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Starburst I”) and Galaxy Investment Holdings, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Galaxy”, and together with SoftBank and Starburst I, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “New Sprint” or the “Issuer”). This Schedule 13D amends and restates the Schedule 13D filed by SoftBank, Starburst I, New Sprint and Starburst III, Inc., a Kansas corporation (“Merger Sub”) on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, and as amended on August 6, 2013 and August 27, 2013 (as amended and/or restated from time to time, the “Original 13D”), which relates to the common stock of New Sprint, par value $0.01 per share (the “New Sprint Common Stock”).

In connection with the completion of the Merger, as defined in the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, New Sprint, and Merger Sub, as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”, which is incorporated by reference from Exhibits 99.2 through 99.5 to this Schedule 13D), Merger Sub was merged into Sprint Nextel, New Sprint became the parent company of Sprint Nextel, with Sprint Nextel becoming its wholly owned subsidiary, and Sprint Nextel changed its name to “Sprint Communications, Inc.” In connection with the Merger and by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), New Sprint is the successor issuer to Sprint Nextel and has succeeded to the attributes of Sprint Nextel, including Sprint Nextel’s Securities and Exchange Commission (the “Commission”) file number (001-04721). The New Sprint Common Stock is deemed to be registered under Section 12(b) of the Exchange Act, and New Sprint is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and files reports and other information with the Commission using the Commission file number previously used by Sprint Nextel.

This Schedule 13D is being filed to reflect purchases of New Sprint Common Stock by Galaxy (i) pursuant to a Rule 10b-18 Purchase Agreement (the “Rule 10b-18 Purchase Agreement”) entered into by and between Galaxy and J.P. Morgan Securities LLC (“JPMS”) on August 1, 2013, which is incorporated by reference herein from Exhibit 99.8 (such purchases, the “Rule 10b-18 Purchases”) and (ii) in compliance with Rule 10b-18 of the Exchange Act and pursuant to a written plan under Rule 10b5-1 of the Exchange Act (the “Rule 10b5-1 Plan”) entered into by and between Galaxy and JPMS on August 30, 2013, which is attached hereto as Exhibit 99.12 and is incorporated by reference herein (such purchases, the “Rule 10b5-1 Purchases”, and together with the Rule 10b-18 Purchases, the “Galaxy Purchases”). Pursuant to the Rule 10b-18 Purchase Agreement and Rule 10b5-1 Plan, between August 1, 2013 and September 16, 2013, Galaxy, through JPMS, acquired approximately 2% of the outstanding shares of New Sprint Common Stock. As of September 17, 2013, the Rule 10b-18 Purchase Agreement and the Rule 10b5-1 Plan are no longer in effect. The Galaxy Purchases were made to increase SoftBank’s beneficial ownership in New Sprint to approximately 80% of the outstanding shares of New Sprint Common Stock (not including the shares of New Sprint Common Stock underlying the Warrant, as defined below). As of September 16, 2013, exclusive of any shares of New Sprint Common Stock underlying the Warrant, SoftBank may be deemed to beneficially own approximately 80% of the outstanding shares of New Sprint Common Stock, based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013.

This Schedule 13D amends and restates the Original 13D in its entirety.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 6200 Sprint Parkway, Overland Park, Kansas 66251.

Item 2. Identity and Background.

(a) through (f) This Schedule 13D is being jointly filed on behalf of SoftBank, Starburst I and Galaxy.

The New Sprint Common Stock reported on this Schedule 13D is owned directly by Starburst I and Galaxy, as described in Item 5 to this Schedule 13D. SoftBank is included as a Reporting Person solely because it is the sole owner of both Starburst I and Galaxy. Pursuant to (i) SoftBank’s ownership of Starburst I and Galaxy, (ii) the Merger Agreement, (iii) the issuance by New Sprint to Starburst I of the New Sprint Warrant, dated July 10, 2013 (the “Warrant”, a copy of which is incorporated by reference from Exhibit 99.6 to this Schedule 13D and incorporated by reference into this Item 2), (iv) the Galaxy Purchases (the New Sprint Common Stock acquired by Galaxy in the Galaxy Purchases, the “Galaxy Shares”) and (v) Rule 13d-5(b)(1) under the Exchange Act, SoftBank, Starburst I and Galaxy may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the New Sprint Common Stock beneficially owned by such “group.” Starburst I expressly disclaims beneficial ownership with respect to the Galaxy Shares. Galaxy expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the Galaxy Shares.

SoftBank Corp.

(a) Name of Person Filing	SoftBank Corp.

(b) Address of Principal Business Office	1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan

(c) Principal Business	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Japan

Starburst I, Inc.

(a) Name of Person Filing	Starburst I, Inc.

(b) Address of Principal Business Office	One Circle Star Way, San Carlos, California 94070

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding SoftBank’s indirect interest in New Sprint.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Starburst I nor, to Starburst I’s knowledge, any of the individuals referred to in Appendix A-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Galaxy Investment Holdings, Inc.

(a) Name of Person Filing	Galaxy Investment Holdings, Inc.

(b) Address of Principal Business Office	One Circle Star Way, San Carlos, California 94070

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding SoftBank’s indirect interest in New Sprint.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Galaxy nor, to Galaxy’s knowledge, any of the individuals referred to in Appendix A-3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

Starburst I directly owns the New Sprint Common Stock (or, in the case of the Warrant, may be deemed to beneficially own the shares of New Sprint Common Stock underlying the Warrant (the “Warrant Shares”)), pursuant to (i) a reclassification exempt under

Rule 16b-7 under the Exchange Act, in which New Sprint Class B Common Stock, par value $0.01 per share, held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock (the “Reclassification”) and (ii) the issuance by New Sprint to Starburst I of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant. The New Sprint Common Stock held by Starburst I following the Reclassification and the Warrant Shares are referred to together in this Schedule 13D as the “Starburst I Shares.”

SoftBank initially financed the acquisition of the Starburst I Shares through a combination of borrowings under a bridge loan agreement dated December 18, 2012 with Mizuho Corporate Bank, Ltd. (now Mizuho Bank, Ltd.), Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch; proceeds from a global offering of senior U.S. dollar and euro notes on April 23, 2013; and proceeds from Japanese domestic offerings of yen-denominated unsecured corporate bonds on March 1, 2013, March 12, 2013 and June 20, 2013.

Pursuant to the Merger Agreement, no additional consideration was payable in connection with the issuance to Starburst I of the Warrant to purchase 54,579,924 shares of New Sprint Common Stock at a price of $5.25 per share. The Warrant is exercisable at any time until July 10, 2018.

Between August 1, 2013 and September 16, 2013, Galaxy purchased 74,559,641 shares of New Sprint Common Stock pursuant to the Rule 10b-18 Purchase Agreement and the Rule 10b5-1 Plan, for an aggregate purchase price of $498,508,805.88, exclusive of any fees, commissions or other expenses. Galaxy directly beneficially owns the Galaxy Shares. Galaxy’s acquisition of the Galaxy Shares was financed from SoftBank’s general working capital.

Pursuant to SoftBank’s ownership of Starburst I and Galaxy, SoftBank may be deemed to beneficially own the Starburst I Shares and the Galaxy Shares.

Item 4. Purpose of Transaction.

Purpose of the Transaction

SoftBank may be deemed a beneficial owner of the Starburst I Shares and the Galaxy Shares as described in Item 3 to this Schedule 13D. The Merger is intended to make Sprint a stronger, more competitive company that will deliver significant benefits to U.S. consumers based on SoftBank’s expertise in the deployment of next-generation wireless networks and track record of success in taking share in mature markets from larger telecommunications competitors.

Starburst I directly owns the New Sprint Common Stock as a result of the Reclassification, and may be deemed to beneficially own the Warrant Shares.

On August 1, 2013, Galaxy commenced making the Galaxy Purchases. As of September 16, 2013, as a result of the Galaxy Purchases, Galaxy had directly acquired 74,559,641 shares of New Sprint Common Stock, or approximately 1.90% of the outstanding shares of New Sprint Common Stock, based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013. As of September 17, 2013, the Rule 10b-18 Purchase Agreement and the Rule 10b5-1 Plan are no longer in effect.

Plans or Proposals

The Reporting Persons, as stockholders in New Sprint, intend to review their investment in New Sprint and have discussions with representatives of New Sprint and/or other stockholders of New Sprint from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of New Sprint Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of New Sprint, changes to New Sprint’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving SoftBank and New Sprint. Any action or actions the Reporting Persons might undertake in respect of the New Sprint Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the New Sprint Common Stock; general market and economic conditions; ongoing evaluation of New Sprint’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of September 16, 2013, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of up to the number of shares of New Sprint Common

Stock set forth in the table below and may be deemed to constitute a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of New Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own	Percent of Voting Power of New Sprint Common Stock(1)
SoftBank Corp.(2)	3,205,665,088	80.50%
Starburst I, Inc.(3)	3,131,105,447	78.63%
Galaxy Investment Holdings, Inc.(4)	74,559,641	1.90%

(1)	The respective percentages of beneficial ownership are based on 3,927,408,000 shares of New Sprint Common Stock outstanding as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and, as to SoftBank and Starburst I, including the Warrant Shares).
(2)	Consists of 3,076,525,523 shares of New Sprint Common Stock held by Starburst I as a result of the Reclassification, the 54,579,924 shares of New Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018, and 74,559,641 shares of New Sprint Common Stock held by Galaxy.
(3)	Consists of 3,076,525,523 shares of New Sprint Common Stock held by Starburst I following the Reclassification and 54,579,924 shares of New Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018. Starburst I expressly disclaims beneficial ownership with respect to the Galaxy Shares.
(4)	Galaxy expressly disclaims beneficial ownership with respect to the Starburst I Shares.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. In connection with the closing of the Merger, all Sprint Nextel common stock and options to acquire Sprint Nextel common stock held by directors and executive officers of Sprint Nextel (immediately prior to the consummation of the Merger) were exchanged for Merger Consideration (as defined in the Merger Agreement) or options to purchase New Sprint Common Stock pursuant to the terms of the Merger Agreement.

The weighted average price per share, exclusive of any fees, commissions or other expenses for the Galaxy Purchases made between August 1, 2013 and September 16, 2013 are as set forth in the following table:

Purchase Date	Shares Purchased	Weighted Average Price per Share	Price Range for Shares Purchased
August 1, 2013	12,767,190	$6.31	$6.05 - $6.45
August 2, 2013	9,062,392	$6.61	$6.41 - $6.75
August 5, 2013	6,978,630	$6.76	$6.53 - $6.88
August 6, 2013	385,128	$6.90	$6.89 - $6.90
August 7, 2013	2,051,635	$6.84	$6.72 - $6.95
August 8, 2013	1,448,597	$6.92	$6.80 - $6.98
August 9, 2013	1,852,351	$7.04	$6.89 - $7.20
August 12, 2013	1,043,739	$7.12	$7.05 - $7.20
August 13, 2013	1,949,734	$7.01	$6.95 - $7.14
August 14, 2013	1,624,164	$7.01	$6.97 - $7.10
August 15, 2013	2,619,257	$6.96	$6.94 - $7.01
August 16, 2013	1,852,781	$6.96	$6.91 - $7.04
August 19, 2013	1,961,578	$6.89	$6.82 - $6.97
August 20, 2013	751,657	$6.95	$6.89 - $6.98
August 21, 2013	1,147,737	$6.94	$6.90 - $6.97
August 22, 2013	683,217	$6.95	$6.93 - $7.00
August 23, 2013	656,870	$6.94	$6.90 - $6.98
August 26, 2013	824,599	$6.93	$6.90 - $6.98
August 27, 2013	4,702,675	$6.80	$6.73 - $6.91
August 28, 2013	1,986,971	$6.69	$6.66 - $6.74
August 29, 2013	3,733,446	$6.77	$6.66 - $6.84
September 10, 2013	3,290,826	$6.33	$6.27 - $6.42
September 11, 2013	3,290,826	$6.49	$6.34 - $6.53
September 12, 2013	3,290,826	$6.71	$6.47 - $6.83
September 13, 2013	2,648,800	$6.76	$6.64 - $6.86
September 16, 2013	1,954,015	$6.72	$6.62 - $6.83

The Reporting Persons undertake to provide New Sprint, any stockholder of New Sprint, or the Staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

Except as set forth above or incorporated herein, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in New Sprint Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of September 17, 2013, the Rule 10b-18 Purchase Agreement and the Rule 10b5-1 Plan, copies of which are incorporated by reference from Exhibits 99.8 and 99.12, respectively, are no longer in effect.

The Warrant, a copy of which is incorporated by reference from Exhibit 99.6 to this Schedule 13D, is incorporated by reference into this Item 6.

Pursuant to the terms of the Merger Agreement, during the 24 months immediately following the consummation of the Merger, the board of directors of New Sprint will consist of 10 members, as follows:

•	one director who also will be the Chief Executive Officer of New Sprint;

•	three individuals designated by SoftBank who qualify as “Independent Directors” as such term is defined in the New York Stock Exchange listing rules;

•	three additional individuals proposed by Sprint and reasonably acceptable to SoftBank from the members of the board of directors of Sprint Nextel immediately prior to the consummation of the Merger, who will be Independent Directors;

•	three additional individuals nominated by SoftBank or its controlled affiliate and elected by the stockholders of New Sprint, who may or may not qualify as Independent Directors; and

•	one of the directors designated by SoftBank, subject to U.S. government approval, will serve as the “Security Director” pursuant to the National Security Agreement. The National Security Agreement addresses certain national security, law enforcement, and public safety matters related to New Sprint’s wireless and wireline operations. The Security Director will administer New Sprint’s compliance with, and will be authorized and empowered to comply with and perform his obligations under, the National Security Agreement. The Security Director will also be a member of the compensation committee of New Sprint’s board of directors.

As of the date hereof, Masayoshi Son, founder, Chairman and CEO of SoftBank, Ronald D. Fisher, President of Starburst I, Daniel R. Hesse, Chief Executive Officer of New Sprint, Admiral Michael G. Mullen USN (ret), Security Director of New Sprint, Frank Ianna, Robert R. Bennett, Gordon M. Bethune and Sara Martinez Tucker are members of the New Sprint board of directors. The New Sprint board of directors has determined that each of Adm. Mullen and Messrs. Bennett, Bethune and Ianna and Ms. Tucker are “Independent Directors.” The other vacancies on the New Sprint board of directors will be filled by the board of directors of New Sprint.

In addition, during the 12 months immediately following the 24 month period described above, the board of directors of New Sprint will consist of 10 members, determined as follows:

•	the Chief Executive Officer of New Sprint;

•	six individuals who qualify as “Independent Directors;” and

•	three additional individuals nominated by SoftBank or its controlled affiliates and elected by the stockholders of New Sprint, who may or may not qualify as Independent Directors, but one of whom shall be the Security Director as provided under the National Security Agreement.

Each director of New Sprint will remain in office until his or her earlier resignation or his or her successors are elected in accordance with the bylaws of New Sprint.

At all times following the periods described above until such time as the combined voting interest of SoftBank and its controlled affiliates in New Sprint falls below 50% and remains below 50% for 90 consecutive days, the New Sprint board of directors will include not fewer than three (or such greater number as may be required by applicable law or listing rules) individuals who qualify as “Independent Directors.” Thereafter, unless and until the combined voting interest of SoftBank and its controlled affiliates in New Sprint remains below 10% for 90 consecutive days, the New Sprint board of directors will include a number of individuals nominated by SoftBank or its controlled affiliate that is proportional to the combined voting interest of SoftBank and its controlled affiliates in New Sprint, rounded up to the nearest whole number.

The foregoing summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference from Exhibits 99.2 through 99.5 to this Schedule 13D, and is incorporated by reference into Item 4 of this Schedule 13D.

Pursuant to the Amended and Restated Certificate of Incorporation of New Sprint, in the event that SoftBank’s (including through its controlled affiliates) voting interest in New Sprint exceeds 85%, either SoftBank or its controlled affiliate must commence a tender offer to acquire all shares of New Sprint Common Stock not owned by SoftBank (or its controlled affiliates), subject to certain conditions. Alternately, in such an event, SoftBank may, but is not obligated to, cause New Sprint to effect a merger or other business combination to acquire the New Sprint Common Stock not owned by SoftBank or its controlled affiliates. A copy of the Amended and Restated Certificate of Incorporation of New Sprint is incorporated by reference from Exhibit 99.7 to this Schedule 13D and incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 5, 2013, by and between SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.2	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-1 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.3	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-132 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.4	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-134 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.5	Third Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

99.6	Warrant Agreement for Sprint Corporation Common Stock, dated as of July 10, 2013 (incorporated herein by reference to Exhibit 10.6 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.7	Amended and Restated Certificate of Incorporation of Sprint Corporation (incorporated herein by reference to Exhibit 3.1 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.8	10b-18 Purchase Agreement, dated as of August 1, 2013, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC (incorporated herein by reference to Exhibit 99.8 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.9	Power of Attorney, dated as of August 5, 2013, executed by Masayoshi Son (incorporated herein by reference to Exhibit 99.9 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.10	Power of Attorney, dated as of August 5, 2013, executed by Ronald D. Fisher (incorporated herein by reference to Exhibit 99.10 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.11	Power of Attorney, dated as of August 5, 2013, executed by Katsumasa Niki (incorporated herein by reference to Exhibit 99.11 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.12*	10b5-1/10b-18 Purchase Plan Agreement, dated as of August 30, 2013, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2013

SOFTBANK CORP.

By	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

STARBURST I, INC.

By	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

GALAXY INVESTMENT HOLDINGS, INC.

By	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK CORP.

Set forth below is a list of each executive officer and director of SoftBank Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director/Chairman & CEO of SoftBank Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director/Executive Vice President of SoftBank Corp.

Kazuhiko Kasai*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Corp.

Ronald D. Fisher*, a citizen of the United States of America SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman of Alibaba Group Holding Limited, an online shopping sites operator	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Tadashi Yanai*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman, President & CEO of FAST RETAILING CO., LTD., a casualwear apparel business	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894, Japan

Mark Schwartz*, a citizen of the United States of America SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Vice Chairman of Goldman Sachs Group, Inc. and Chairman of Goldman Sachs Asia Pacific, global banking businesses	Goldman Sachs (Asia) LLC Cheung Kong Center, 68th Floor 2 Queens’s Road Central Hong Kong

Manabu Miyasaka*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director and President of Yahoo Japan Corporation, an internet company	Yahoo Japan Corporation Midtown Tower 9-7-1 Akasaka Minato-ku, Tokyo 107-6211 Japan

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Yoshimitsu Goto, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Executive Corporate Officer of SoftBank Corp.

Fumihiro Aono, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Corp.

Masato Suzaki, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Corp.

Mitsuo Sano**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Corporate Auditor of SoftBank Corp.

Soichiro Uno**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Partner at Nagashima Ohno & Tsunematsu, an international law firm	Nagashima Ohno & Tsunematsu Kioicho Building, 3-12, Kioicho, Chiyoda-ku, Tokyo 102-0094 Japan

Kouichi Shibayama**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Advisor at Zeirishi-Hojin PricewaterhouseCoopers, an international accounting firm	Zeirishi-Hojin PricewaterhouseCoopers Kasumigaseki Bldg. 15F, 2-5 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6015 Japan

Hidekazu Kubokawa**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo105-7303 Japan	Representative Partner at Yotsuya Partners Accounting Firm	Yotsuya Partners Accounting Firm 4F, 3-7 Yotsuya, Shinjuku-ku, Tokyo 160-0004 Japan

*	Director
**	Corporate Auditor

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Ronald D. Fisher* **, a citizen of the United States Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Steven J. Murray* ***, a citizen of the United States Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Partner, SoftBank Capital, a venture capital organization affiliated with the SoftBank Group	SoftBank Capital 38 Glen Avenue Newton, Massachusetts 02459

*	Director
**	President
***	Secretary and Treasurer

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

GALAXY INVESTMENT HOLDINGS, INC.

Set forth below is a list of each executive officer and director of Galaxy Investment Holdings, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Katsumasa Niki* **, a citizen of Japan Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Group Manager of the Finance Department of SoftBank Corp.	SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 5, 2013, by and between SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.2	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-1 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.3	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-132 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.4	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-134 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.5	Third Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

99.6	Warrant Agreement for Sprint Corporation Common Stock, dated as of July 10, 2013 (incorporated herein by reference to Exhibit 10.6 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.7	Amended and Restated Certificate of Incorporation of Sprint Corporation (incorporated herein by reference to Exhibit 3.1 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.8	10b-18 Purchase Agreement, dated as of August 1, 2013, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC (incorporated herein by reference to Exhibit 99.8 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.9	Power of Attorney, dated as of August 5, 2013, executed by Masayoshi Son (incorporated herein by reference to Exhibit 99.9 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.10	Power of Attorney, dated as of August 5, 2013, executed by Ronald D. Fisher (incorporated herein by reference to Exhibit 99.10 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.11	Power of Attorney, dated as of August 5, 2013, executed by Katsumasa Niki (incorporated herein by reference to Exhibit 99.11 of the Schedule 13D Amendment filed by SoftBank Corp., Starburst I, Inc., and Galaxy Investment Holdings, Inc. filed August 6, 2013).

99.12*	10b5-1/10b-18 Purchase Plan Agreement, dated as of August 30, 2013, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC.

*	Filed herewith.